Exhibit 99.1
Submission of a final bidding offer to participate in the bidding process for the sales of Kwangju Bank

On December 23, 2013, Shinhan Financial Group submitted a final bidding offer to participate in the bidding process for the sales of Kwangju Bank Co., Ltd. held by KDIC(Korea Deposit Insurance Corporation).